Exhibit 99.4
UNITED UTILITIES PLC
TOTAL VOTING RIGHTS
19 January 2007
In accordance with the Transparency Directive’s transitional provision 6 we hereby notify the market that the issued share capital of the company is 877,462,968 ordinary shares of £1.00 each with voting rights. No shares are held in Treasury. Therefore, the total number of voting rights in United Utilities PLC is 877,462,968.
The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, United Utilities PLC under the FSA’s Disclosure and Transparency Rules.

Further information can be obtained from Paul Davies, Assistant Company Secretary + 44 1 925 237051.
United Utilities’ ordinary trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol “UU”.